UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                                (Amendment No. )*

                             BEI TECHNOLOGIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   00005538P1
                                 (CUSIP Number)

                               February 17, 1998(1)
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                      |_| Rule 13d-1(b)
                                      |X| Rule 13d-1(c)
                                      |_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) Hollybank Investments, LP and Dorsey R. Gardner have previously filed a timely Schedule 13D. This Schedule 13G is being filed to bring Hollybank Investments, LP and Dorsey R. Gardner, as passive investors, under the new filing regime effective February 17, 1998.

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                          Page 2 of 9 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       499,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           6           SHARED VOTING POWER

                                       0
                           7           SOLE DISPOSITIVE POWER

                                       499,000
                           8           SHARED DISPOSITIVE POWER

                                       0
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           499,000
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         |_|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.9%  (See Note 1)
12         TYPE OF REPORTING PERSON

           PN\
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                          Page 3 of 9 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                 (b) |X|
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       40,000  **Please refer to Item 4, Page 5
       BENEFICIALLY                              for disclaimer of beneficial
         OWNED BY                                ownership
           EACH
         REPORTING
          PERSON
           WITH
                           6           SHARED VOTING POWER

                                       0
                           7           SOLE DISPOSITIVE POWER

                                       40,000  **Please refer to Item 4, Page 5
                                                 for disclaimer of beneficial
                                                 ownership
                           8           SHARED DISPOSITIVE POWER

                                       0
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40.000  **Please refer to Item 4, Page 5 for disclaimer of beneficial ownership
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         |X|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.6%  (See Note 1)  **Please refer to Item 4, Page 5 for disclaimer of beneficial ownership
12         TYPE OF REPORTING PERSON

           IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note 1 - This Percentage is based on 7,198,850 shares of Common Stock outstanding as of January 20, 1998 based on information provided in the Company's most recent Quarterly Report on Form 10Q filed February 10, 1998.

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                          Page 4 of 9 Pages


Item 1(a).    Name of issuer:

     BEI Technologies, Inc., a Delaware corporation (the "Company").

Item 1(b).    Address of Issuer's Principal Executive Offices:

     One Post Street, Suite 2500, San Francisco, California 94104

Item 2(a).    Name of Person Filing:

     The Persons filing this statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner").

Item 2(b).    Address of Principal Offices or, if None, Residence:

     The Business Address of both Gardner and LP is One International Place, Suite 2401, Boston, MA 02110.

Item 2(c).    Citizenship:

     Hollybank Investments, LP - Delaware
     Dorsey R. Gardner - U.S.A.

Item 2(d).    Title of Class of Securities:

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the "Shares").

Item 2(e).    CUSIP Number:

     00005538P1

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

         (a)  o   Broker or dealer  registered under Section 15 of the Act (15
                  U.S.C. 78o);
         (b)  o   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c)  o   Insurance  company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c);
         (d)  o   Investment  company  registered  under  Section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e)  o   An investment adviser in accordance with 13d-1(b)(1)(ii)(E);
         (f)  o   An employee  benefit  plan or endowment  fund in  accordance with 13d-1(b)(1)(ii)(F);
         (g)  o   A parent  holding  company or control  person in  accordance with 13d-1(b)(1)(ii)(G);
         (h)  o   A savings  association  as defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)  o   A church plan that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  o   Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box.   |X|

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                         Page 5 of 9 Pages



Item 4.       Ownership.

     The  information  in Items 5-11 on the cover pages  (pages 2 and 3) of this
Schedule 13G is incorporated by reference.

     As of the date of this statement, LP is the beneficial owner of 499,000 Shares. Gardner, as general partner of LP may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this statement.

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8.       Identification and Classification of Members of the Group.

     Not Applicable

Item 9.       Notice of Dissolution of Group.

     Not Applicable

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                          Page 6 of 9 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1998

                                              HOLLYBANK INVESTMENTS, LP


                                              By: /s/ Dorsey R. Gardner
                                                   Dorsey R. Gardner
                                                   General Partner



                                              /s/ Dorsey R. Gardner
                                              Dorsey R. Gardner



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  SCHEDULE 13G


CUSIP No. 00005538P1                                          Page 7 of 9 Pages



                                  EXHIBIT INDEX

         Exhibit                                                        Page

99.1   Joint Filing Agreement                                             9